FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 31 July 2020

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __ X __

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

31 July 2020

NatWest Group plc

NatWest Group plc announces that Baroness Noakes, DBE will step down as a non-executive director at close of business today, 31 July 2020.

Morten Friis will succeed Baroness Noakes as Chairman of the Group Board Risk Committee with effect from 1 August.

Howard Davies, Chairman, said:

“I would like to thank Sheila for her outstanding contribution to the Board since joining as a non-executive director in 2011. She has expertly chaired the Group Board Risk Committee since 2014, successfully navigating some challenging times along the way. She has also served as a diligent and valued member of the Group Audit Committee and Group Nominations and Governance Committee. She leaves with our very best wishes for the future.

I am delighted that Morten is assuming the role of Chairman of the Group Board Risk Committee.  Morten has been a member of the Committee since 2014 and, with his extensive background in banking and risk, he is ideally placed to take the Committee’s work forward. "

There are no matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

NWG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Centre +44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	31 July 2020	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary